SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the fiscal year ended December 31, 2003

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from to

Commission file number: 001-31225

EnPro Industries, Inc.

Retirement Savings Plan for Salaried Employees
5605 Carnegie Boulevard, Suite 500
Charlotte, North Carolina 28209
(Full title of the plan and the address of the plan)

EnPro Industries, Inc.
5605 Carnegie Boulevard, Suite 500
Charlotte, North Carolina 28209
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

EnPro Industries, Inc.

Retirement Savings Plan for Salaried Employees

Audited Financial Statements

December 31, 2003 and 2002 and
Year Ended December 31, 2003

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of the
Retirement Savings Plans for Salaried Employees
and the EnPro Industries, Inc.
Benefits Committee

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the EnPro Industries, Inc. Retirement Savings Plan for Salaried Employees (the “Plan”) at December 31, 2003, and the changes in net assets available for benefits for the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The financial statements of the Plan as of December 31, 2002 were audited by other auditors whose report dated June 20, 2003 expressed an unqualified opinion on those statements.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

June 10, 2004

EnPro Industries, Inc.

Retirement Savings Plan for Salaried Employees

Statements of Net Assets Available for Benefits

December 31, 2003 and 2002

	2003	2002
Assets
Investments in EnPro Industries, Inc. Retirement Savings Plan Master Trust, at fair value	$103,164,015	$80,040,976
Participant loans at contract value	2,665,802	2,804,902

Total investments	105,829,817	82,845,878

Contributions receivable
Participants	105,812	144,295
Employer	135,471	263,448

Total receivables	241,283	407,743
Accrued income	116,967	155,228

Assets available for benefits	106,188,067	83,408,849
Liabilities
Payables	16,073	849,703

Net assets available for benefits	$106,171,994	$82,559,146

The accompanying notes are an integral part of these financial statements.

EnPro Industries, Inc.

Retirement Savings Plan for Salaried Employees

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2003

Additions
Investment income
Investment gain from the EnPro Industries, Inc. Retirement Savings Plan Master Trust	$21,909,571
Interest from participant loans	176,291
Contributions to the Plan from
Participants	5,480,707
Employer	3,636,744

Total additions	31,203,313
Deductions
Benefits paid to participants	7,360,039
Administrative expenses	230,426

Total deductions	7,590,465

Net increase	23,612,848
Net assets available for benefits
Beginning of year	82,559,146

End of year	$106,171,994

The accompanying notes are an integral part of these financial statements.

EnPro Industries, Inc.

Retirement Savings Plan for Salaried Employees

Notes to Financial Statements

December 31, 2003 and 2002

1.	Description of the Plan

The EnPro Industries, Inc. Retirement Savings Plan for Salaried Employees (the “Plan”) is a defined contribution plan subject to the requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”). The following description of the Plan in no way replaces or alters the full, official Plan text which is the controlling document and which will govern any difference between this description and the Plan text.

General

EnPro Industries, Inc. (the “Company” or “EnPro”) established the Plan to provide employees with a systematic means of saving and investing for the future. Regular full-time, salaried employees of the Company as defined by the Plan document are eligible to enroll on their date of hire. Deferrals begin on the first day of the month subsequent to enrollment.

Master Trust

The assets of the Plan are held in the EnPro Industries, Inc. Retirement Savings Plan Master Trust (the “Master Trust”). The Master Trust was established to hold the assets of the Plan and the assets of the EnPro Industries, Inc. Retirement Savings Plan for Hourly Employees. Assets of the Plan are allocated to participant accounts based on specific contributions made by each participant and respective matches made by the Company. Investment income (loss) is credited to each account based on appreciation (depreciation) of specific assets held in each participant account.

Contributions

Contributions to support the Plan are made by participants and EnPro. Participants may contribute from 1% to 25% of their base pay by means of payroll deductions, subject to IRS limitations and other limitations specified in the Plan. The Company matches either 50% or 100% of employee contributions of 3% to 6% of base pay per period.

Participants’ contributions are remitted by EnPro to the trustee at the end of each payroll cycle. Upon determination of participants’ contributions, EnPro contributions are made to the trustee in cash. The contributed cash is allocated to individual employee accounts and invested at their direction.

Vesting Participants are fully vested in all contributions, including earnings thereon.

EnPro Industries, Inc.

Retirement Savings Plan for Salaried Employees

Notes to Financial Statements (continued)

Payment of Benefits

Upon retirement, disability or death, a participant or beneficiary receives the entire amount credited to his account in either a lump sum or, at his election, in annual installments. Upon termination, other than by retirement, disability or death, a participant becomes eligible to receive the current value of his or her vested account in a lump sum. Distributions made from the Goodrich Stock Fund and/or the EnPro Stock Fund are made, at the option of the participant, in either cash or shares.

Participant Loans

Participants may borrow from their account balances with interest charged at a rate determined by the Company’s Benefits Committee, which remains in effect for the duration of the loan. Loan terms range from 1 to 5 years or up to 25 years for the purchase of a primary residence. The minimum loan is $1,000 and the maximum loan is the lesser of $50,000 less the highest outstanding loan balance during the one year period prior to the new loan application date, or 50% of the participant’s account balance less any current outstanding loan balance. Participants may only take out one loan during any 12 month period and may only have two loans outstanding at one time.

Reclassification Certain reclassifications in the 2002 financial statements and related footnotes have been made to conform with the 2003 presentation.

2.	Summary of Significant Accounting Policies

Basis of Accounting The financial statements of the Plan are reported on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are held in the Master Trust, which is a master investment trust administered by the trustee. Master Trust assets are stated at the underlying fair value of the trust investments, which are determined by quoted market prices. The asset value of the EnPro Stock Fund is derived from the value of EnPro’s common stock. The asset value of the Goodrich Stock Fund is derived from the value of common stock of Goodrich Corporation.

EnPro Industries, Inc.

Retirement Savings Plan for Salaried Employees

Notes to Financial Statements (continued)

Realized gains and losses on Plan assets are based on the difference between the value of the assets at the time of original purchase and the value of the assets at the time of sale. Unrealized gains and losses on Plan assets are based on the difference between the value of the assets at the beginning of the Plan year or at the time of purchase during the year and the value of the assets at the end of the year. The loans to participants are valued at their outstanding balance, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Contributions Employee and Company matching contributions are recorded in the period in which the Company makes the payroll deductions from the participant earnings.

Payment of Benefits Benefits are recorded when paid. At December 31, 2003, there were no benefits processed and approved for payment, but not paid.

Expenses

Certain of the Plan’s administrative expenses are paid by the Company. Other expenses such as legal and accounting fees are paid from Plan assets and deducted from participant accounts in accordance with the Plan document.

Risks and Uncertainties

The Plan provides for various investment options in investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

3.	Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated August 28, 2003 stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan has been amended to reflect changes in matching contributions and to include acquisitions since receiving the determination letter. Plan management believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Code.

4.	Master Trust

At December 31, 2003 and 2002, the Plan’s interest in the net assets of the Master Trust was approximately 77% and 78%, respectively.

EnPro Industries, Inc.

Retirement Savings Plan for Salaried Employees

Notes to Financial Statements (continued)

Administrative expenses are allocated to the individual plans based on each Plan’s pro rata share of the market value of total commingled assets on the last day of the month.

Net assets of the Master Trust are as follows:

	December 31,
	2003	2002
Statements of net assets
Investments, at fair value
Common/collective trusts	$18,281,414	$19,688,341
Registered investment companies	92,325,041	67,597,807
Common stock	23,300,202	15,342,120
Accrued income	146,095	200,429
Payables	(36,541)	(240,003)

Net assets payable to participating plans	$134,016,211	$102,588,695

Investment gain for the year ended December 31, 2003, for the Master Trust is as follows:

Investment gains, net
Interest and dividends	$594,916
Net appreciation of common stock	9,076,613
Net appreciation of common/collective trusts	933,990
Net appreciation of registered investment companies	15,784,728
Realized gains on sales of assets	1,716,677

$28,106,924

5.	Transactions with Parties-in-Interest

Certain Plan investments are shares of mutual funds managed by Mellon Bank (“Mellon”). Mellon is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

The Plan also invests in shares of the Company. The Company is the plan sponsor and, therefore, these transactions qualify as party-in-interest transactions.

6.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. However, no such action may deprive any participant or beneficiary under the Plan of any vested right.

Supplemental Schedule

EnPro Industries, Inc.

Retirement Savings Plan for Salaried Employees

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2003

(a)	(b)	(c)	(d)	(e	)
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value
*	Participant loans	Interest at 5.25% - 10.50% and with maturities through 2028	$—	$2,665,802

* Denotes a party-in-interest to the Plan.

SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, EnPro Industries, Inc., as Plan Administrator, has duly caused this annual report to be signed on behalf of the Plan by the undersigned hereunto duly authorized.

tt
ENPRO INDUSTRIES, INC. RETIREMENT SAVINGS PLAN
FOR SALARIED EMPLOYEES

	By:	ENPRO INDUSTRIES, INC., Plan Administrator

		By:	/s/ Richard C. Driscoll

Richard C. Driscoll
Senior Vice President – Human Resources

Date: June 28, 2004

EXHIBIT INDEX

Exhibit No.	Document
23.1	Consent of PricewaterhouseCoopers LLP

23.2	Consent of Ernst & Young LLP